

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Mr. Tony W. Wolfe
President and Chief Executive Officer
Peoples Bancorp of North Carolina, Inc.
518 West C Street
Newton, North Carolina 28658

> **Re: Peoples Bancorp of North Carolina, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-27205**

Dear Mr. Wolfe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Beginning with Part II, the items in your Form 10-K are numbered incorrectly. Please ensure that the items in future filings correspond to the items in Form 10-K.

Item 1. Business

General, page 4

2.   In future filings, please add a brief description of the business of Banco de le Gente and its relationship to you and the Bank.

3.   In future filings, please specify both the number of total and full-time employees of the Bank. If all of the employees are full-time, please note this in your disclosure. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Supervision and Regulation, page 6

4.   You may not qualify this discussion by reference to the particular statute or regulatory provision cited. Revise future filings to eliminate the qualification and indicate that all material information is discussed.

Item 1A. Risk Factors, page 11

5.   In future filings, please avoid making statements such as "there can be no assurance" or "we cannot assure" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Item 9A. Controls and Procedures

6.   Tell us whether there were any changes, as opposed to significant changes, in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will use the language required by Item 308(c) of Regulation S-K in future filings.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 22

7.   Please amend your Form 10-K to include the security ownership information required by Item 403 of Regulation S-K.

Exhibit 13

Management's Discussion of Financial Condition and Results of Operations

Results of Operations, page A-12

8.   We note the inclusion of certain non-GAAP measures, including "net earnings from
        recurring operations" and "recurring non-interest income" as well the related earnings per
        share measures, within your discussion of operating results. Please revise your future
        filings to provide the following disclosures required by Item 10(e) of Regulation S-K
        with respect to these non-GAAP measures:

        •   Presentation, *with equal or greater prominence,* of the most directly comparable
            GAAP measure;
        •   A reconciliation of the differences between the non- GAAP measure and the most
            directly comparable GAAP measure;
        •   A statement disclosing the reasons why management believes the presentation of the
            non-GAAP measure provides useful information to investors regarding the
            registrant's financial condition and results of operations; and
        •   To the extent material, a statement disclosing the additional purposes, if any, for
            which management uses the non- GAAP measure.

9.   As a related matter, it appears that you exclude certain items from these measures that
        may be recurring in nature. For example, based on your disclosure it appears that you
        consider gains on sales of securities, securities write-downs and gains on disposition of
        assets as non-recurring items. Please tell us how you considered the guidance in Item
        10(e)(1)(ii)(B) of Regulation S-K in determining that these items (and any other items
        classified as such) should be labeled as non-recurring.

Notes to Consolidated Financial Statements

Note 2 – Investment Securities, page A-48

10.   We note your disclosure on page A-49 that you recognized other-than-temporary
        impairment on investment securities in both 2008 and 2009. We also note similar write-
        downs recorded during the first nine months of 2010. Please tell us and revise your future
        filings to clarify whether these impairments were taken on debt or equity securities. If
        you recognized OTTI on debt securities during the periods presented, revise your future
        filings to provide the disclosures required by ASC 320-10-50 with particular emphasis on
        the disclosures required by paragraphs 8A – 8B. Please also revise your presentation of

OTTI losses on the face of your income statement consistent with the guidance in ASC 320-10-45-8A.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Director and Executive Compensation and Benefits</u>

<u>Director Compensation, page 17</u>

11.   We note your disclosure that each director was awarded 9,737 book value shares. We also note that the information in the Stock Awards column in the table on page 18 represents the amount of cash received upon the pay-out of the book value shares. Please tell us why the directors have received varying amounts of awards if they each received the same amount of book value shares. Please explain to us exactly how the amounts in this column were calculated. In your response, please reference the stock awards described in notes 3, 4, 5 and 6 to the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel